RegCF | Sweater
Video Transcripts

RegCF Disclosure Overview

Welcome to our inner circle. You're here because you're already a close friend of Sweater. We're not opening this to the general public beyond our immediate communities and our personal connections. So thank you for coming this far. We have a small window to allow you to invest alongside the VCs and angels that have already invested in Sweater Inc to date. We don't know whether or not we'll ever be able to offer an investment opportunity for the general public into Sweater Inc again. That said, we invite you to take a close look at the materials, videos, and resources we have organized in this disclosure page for you to gain a level of comfort and trust in the vision of a venture capital world that is open and inclusive for investors of every level.

Sweater Inc vs Cashmere Fund

Have you ever watched the movie Inception? Get ready for a little bit of that as we discuss how Sweater Inc fits into the venture capital industry and how it's different from the Sweater Cashmere Fund. Inception #1 -- Sweater Inc is effectively a venture backed venture capital fund. We have raised money in exchange for equity from venture capital funds, from across the country and angel investors across more than a dozen states. The money we have raised has allowed us to launch the Cashmere Fund, build the mobile app experience that is live today, conduct sophisticated marketing campaigns to attract investors and members, and power the deal team that deploys the Cashmere Fund and invests into startups. We are a venture backed venture capital fund. Inception #2. You may have already invested in the Sweater Cashmere Fund. This gives you investment exposure to all of the investments the Cashmere Fund has made and will make in the future. Investing in Sweater Inc is an investment in the parent fintech company that owns the ecosystem that the Sweater Cashmere Fund is a part of. Here's how it works: as we mentioned earlier, Sweater Inc is a venture backed fintech company. This company wholly owns a registered investment advisor called Sweater Industries. This is often called an RIA for short. The Cashmere Fund is a separate and fully independent entity set up as a statutory trust. This trust contracts with the RIA Sweater Industries to manage all of its operations and facilitate its investments. This becomes an ecosystem as Sweater Inc opens future funds alongside the Cashmere Fund all contracting centrally with the RIA Sweater Industries. We'll have fun with those fund brands too. We've already got the Cardigan Fund and the Hoodie Fund on the docket. Sweater Inc is the top of the Sweater ecosystem and investment at the level we are offering today provides you with exposure to all the value that Sweater will ever create and you'll be invested right alongside the current and future venture capital funds who support Sweater in its effort to open up the venture capital asset class to every level of investor and build the technology that will revolutionize the entire venture ecosystem.

The Story of Sweater

Sweater has done a really good job of telling all the stories of our portfolio companies, but we've never really fully documented our own story. So here's the brief version. About four years ago, I went out to start my own venture fund, and almost immediately I was confronted with this reality that I wouldn't be able to invest in my own fund because I was not an accredited investor. And I remember really being taken aback by that and kind of beside myself because I thought, I'm the guy running the fund. How can I not invest in my own fund? And I wasn't really that upset about it, but I was very interested and I was curious. And so I used some of my own personal policy background to go and dive into the rules behind accreditation requirements. And what I found was really off-putting, because effectively the justification for accreditation rules says if you aren't wealthy, then you're probably not smart enough to understand this really complicated stuff and we need to protect you from it. And it was so condescending. And I, I remember being surprised that that was the core of what they were justifying this whole law around and cutting so many people out from this asset class and so many other asset classes. And it lit a fire in me. And so I put aside the idea of starting my own fund and said, I'm going to get to the bottom of this. I'm going to figure out a way to allow anyone to participate in the venture capital asset class, because it's consistently been the number one or number two performing asset class as a category over the last 20 or 30 years. So why is it that 95% of Americans can't participate in it? And I was lit up. I was excited to go after this. But, man, the journey was long. You know, we ended up taking us about two and a half years to actually get an audience with the right people at the SEC. And we were talking to everybody. We talked to attorneys of every shape and size all across the country and every different specialty, trying to figure out who we can talk to inside the SEC. And we finally made the right connection that brought us to them. And the end point ended up being effectively changing our mindset, because what the question became for us to solve was, is there already a preexisting fund structure out there that we can leverage that would allow us to take money from everyday people, from retail investors, and that would also allow us to invest in the same assets as the venture capital fund does, but without actually being by a legal definition of venture capital fund. And that's what we cracked the code on. So when we finally got in front of the SEC, it was like they were waiting for us. They had been having internal discussions for years and they effectively laid out these fund structures in front of us and said, well, how could you operate within these preexisting structures? We took that and came back to them and said, You know what, this one works. And with that we were on a roll, but it still took another six months for us to go out and actually raise money from angel investors to power the whole process. Because going through the SEC takes between nine and twelve months and costs anywhere from a quarter million to half a million dollars to do that. And so we had to bring partners around the table. And overall, it took us a full three years from the time that we discovered that we wanted to do this until, on a personal level, I was able to take a single dollar off the table in order to pursue this. And it's not the typical startup story. There were huge barriers for us to make this a reality. And now that we've launched and we're officially in the market and we have thousands of members and investors around the table with us, there's nothing that can stop us now.